SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of August, 2010

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Press Release - Copa Holdings Reports Net Income of US$18.6 Million and EPS of US$0.42 for the Second Quarter of 2010

Copa Holdings Reports Net Income of US$18.6 Million and EPS of US$0.42 for the Second Quarter of 2010

Excluding special items, adjusted net income came in at $26.3 million, or $0.60 per share

Panama City, Panama --- August 11, 2010.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the second quarter of 2010 (2Q10). The terms “Copa Holdings" or "the Company" refer to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with US GAAP.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2009 (2Q09).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$18.6 million for 2Q10, or earnings per share (EPS) of US$0.42.  Excluding special items, Copa Holdings would have reported an adjusted net income of $26.3 million, or $0.60 per share, compared to an adjusted net income of US$28.1 million or US$0.64 per share for 2Q09.

•	Operating income for 2Q10 came in at US$32.5 million, representing an operating margin of 10.7% compared to an operating margin of 13.2% in 2Q09.

•
In 2Q10, total revenues increased to US$303.4 million, representing growth of 9.3%, on 5.0% capacity expansion.  Yield per passenger mile decreased 2.5% to 15.2 cents mainly as a result of lower fares in Venezuela and the Colombian domestic market; however, consolidated operating revenue per available seat mile (RASM) increased 4.1% to 11.9 cents.

•	For 2Q10, consolidated load factor for the quarter increased 4.4 percentage points to 73.1%, as consolidated passenger traffic grew 11.6% on 5% capacity increase.

•
Operating cost per available seat mile (CASM) increased 7.1%, from 9.9 cents in 2Q09 to 10.6 cents in 2Q10.  CASM, excluding fuel costs, increased 4.3% from 7.1 cents in 2Q09 to 7.4 cents in 2Q10 mainly as a result of a stronger Colombian currency and expenses related to additional capacity mainly to support growth in the second half of 2010.

•	Cash, short term and long term investments ended 2Q10 at US$359.4 million, representing 28% of the last twelve months’ revenues.

•	In May, Copa Airlines took delivery of two Boeing 737-800s ending the quarter with a consolidated fleet of 60 aircraft.

•
In June, Copa Airlines increased frequencies to five markets:  Sao Paulo (Brazil), Los Angeles (USA), Guatemala City (Guatemala), Havana (Cuba) and Punta Cana (Dominican Republic).  Also in June, Aero Republica increased frequencies into Panama City from Bogota and Medellin.  Additionally, as part of its ongoing international expansion, Aero Republica recently announced that beginning in October it will launch new service from Bogota to Mexico City and Havana.

•	For 2Q10, Copa Holdings reported consolidated on-time performance of 91.6% and a flight-completion factor of 99.7%, maintaining its position among the best in the industry.

•
On June 15, 2010, the Company paid its annual dividend which amounted to $1.09 per share, representing 20% of 2009 consolidated net income.  The dividend was paid to shareholders of record as of May 31, 2010.

Consolidated Financial & Operating Highlights	2Q10	2Q09	% Change	1Q10	% Change
RPMs (mm)	1,871	1,676	11.6	2,005	-6.7
ASMs (mm)	2,559	2,438	5.0	2,507	2.1
Load Factor	73.1	68.7	4.4 p.p.	80.0	-6.9 p.p.
Yield	15.2	15.6	-2.5	15.9	-4.3
PRASM (cents)	11.1	10.7	3.7	12.7	-12.5
RASM (cents)	11.9	11.4	4.1	13.4	-11.3
CASM (cents)	10.6	9.9	7.1	10.5	0.4
CASM Excl. Fuel (cents)	7.4	7.1	4.3	7.4	-0.9
Breakeven Load Factor (1)	64.9	59.7	5.2 p.p.	62.7	2.2 p.p.
Operating Revenues (US$ mm)	303.4	277.6	9.3	335.2	-9.5
Operating Income (US$ mm)	32.5	36.8	-11.6	70.8	-54.2
Operating Margin	10.7	13.2	-2.5 p.p.	21.1	-10.4 p.p.
Net Income (US$ mm)	18.6	55.2	-66.3	36.7	-49.3
Adjusted Net Income (US$ mm) (1)	26.3	28.1	-6.6	56.9	-53.9
EPS - Basic and Diluted (US$)	0.42	1.26	-66.3	0.84	-49.3
Adjusted EPS - Basic and Diluted (US$) (1)	0.60	0.64	-6.6	1.29	-53.9
# of Shares - Basic and Diluted (000)	43,983	43,946	0.1	43,978	0.0

(1) Breakeven Load Factor, Adjusted Net Income and Adjusted EPS (Basic and Diluted) exclude for 2Q10, 2Q09, and 1Q10 excludes non-cash charges/gains associated with the mark-to-market of fuel hedges.  Additionally, for 1Q10 Other Special items include a US$19.8 million charge related to the devaluation of the Venezuelan currency and for 2Q10 a US$1.0 million gain related to prior period adjustments.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 2Q10 RESULTS

For 2Q10, Copa Holdings reported operating income of US$32.5 million, which represented an operating margin of 10.7% or 2.5 percentage points below 2Q09, as unit revenue gains were offset by higher unit costs, as the Company’s effective fuel price increased 16% over 2Q09.

Total revenues increased 9.3% during the quarter on capacity expansion of 5.0%.  RASM increased 4.1% from 11.4 cents to 11.9 cents.  For the quarter, consolidated load factors increased from 68.7% to 73.1% and yields decreased from 15.6 cents to 15.2 cents.

On a year over year basis, yields were affected by lower average fares in the Colombian domestic market.  In addition, fares in the Venezuelan market were affected as a result of the devaluation of the Venezuelan currency in January.  Excluding the aforementioned, consolidated yields would have increased approximately 5% over 2Q09.

Consolidated operating expenses for 2Q10 increased 12.5% to US$270.9 million compared to 2Q09, while consolidated CASM increased 7.1% to 10.6 cents during the same period.  Excluding fuel costs, unit costs increased 4.3% to 7.4 cents, mostly as a result of a stronger Colombian currency and costs related to capacity expansion in the second half of 2010.

Aircraft fuel expense, including realized hedge gains or losses, increased 19.9% compared to 2Q09,   The Company’s effective jet fuel price, which includes a US$0.6 million realized fuel hedge gain in 2Q10 and a US$12.8 million fuel hedge loss in 2Q09, increased from an average of US$2.04 in 2Q09 to US$2.37 in 2Q10.

For 2Q10, the Company had fuel hedges in place representing 28% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, the Company currently has hedged approximately 27% in 3Q10 and 22% in 4Q10.  For 2011 and 2012, the Company has hedged approximately 25% and 10%, respectively, of its forecasted fuel consumption.

The Company recorded a net non-operating expense of US$10.4 million for 2Q10 compared to a US$21.5 million non-operating gain in 2Q09.  This expense was mainly due to an unrealized fuel hedge mark-to-market loss of US$8.6 million, as compared to a fuel hedge mark-to-market gain of US$27.1 million in 2Q09.

Copa Holdings closed the quarter with US$359.4 million in cash, short term and long term investments, representing approximately 28% of last twelve months´ revenues.  Total debt at the end of 2Q10 amounted to US$981.2 million, most of which relates to aircraft and equipment financing.

In 2010, the Company expects to increase its consolidated fleet by seven aircraft and expand capacity by approximately 10%, with most of this capacity growth derived from Copa Airlines.  Copa Holdings’ consolidated fleet is expected to end the year at 63 aircraft, composed of 20 Boeing 737-700s, 17 Boeing 737-800s and 26 Embraer-190s.

Copa Holdings solid business model and strong competitive advantages continue to enhance its leadership position in Latin American commercial aviation and have consistently placed the Company among the most profitable airlines in the world.  Going forward, the Company is well positioned to seize future growth opportunities and will continue to strengthen what is arguably the most complete and convenient network for intra-Latin American travel and take advantage of its superior airport infrastructure.

OUTLOOK FOR 2010

Based on the Company’s year to date results, and expectations for the remainder of the year, our RASM guidance is adjusted from 13.1 cents to 12.7 cents, still expected to come in above 2009 unit revenues.    Capacity, load factor and CASM ex-fuel guidance remain unchanged.  However, our fuel price assumption for full year 2010 has been adjusted from $2.41 to $2.35 per gallon.  As a result, our operating margin guidance is adjusted from a 20-22% range in our previous guidance to a 19-21% range.

Financial Outlook (US GAAP)	2010 - Full Year Revised	2010 - Full Year Prior	2009 Actual
ASMs (billion)	+/-10.9	+/-10.9	9.9
Average Load Factor	+/-77%	+/-77%	74.6%
RASM (cents)	+/-12.7	+/-13.1	12.6
CASM Ex-fuel (cents)	+/- 7.1	+/- 7.1	7.2
Operating Margin	19-21%	20-22%	19.4%

CONSOLIDATED SECOND QUARTER RESULTS

Operating revenue

Consolidated revenue for 2Q10 totaled US$303.4 million, a 9.3% or US$25.8 million increase over operating revenue of US$277.6 million in 2Q09, due to a 14.6% or US$32.6 million increase in Copa Airlines’ operating revenue, partly offset by a 9.5% or US$5.4 million decline in Aero Republica’s operating revenues.

Copa Airlines operating revenue

Copa Airlines operating revenue for 2Q10 totaled US$255.3 million, a 14.6% increase over operating revenue of US$222.7 million in 2Q09.  This increase was primarily due to a 13.9% or US$29.1 million increase in passenger revenue.

Passenger revenue. For 2Q10 passenger revenue totaled US$238.6 million, a 13.9% increase over passenger revenue of US$209.5 million in 2Q09.  This came as a result of a 1.3% increase in passenger yield and a 4.4 percentage point increase in load factor, both contributing to a 7.6% increase in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$16.8 million in 2Q10, a 26.4% increase over cargo, mail and other of US$13.3 million in 2Q09.

Aero Republica operating revenue

During 2Q10, Aero Republica generated operating revenue of US$51.1 million, representing 9.5% or US$5.4 million decline from 2Q09.  The decline in operating revenue resulted from a US$5.8 million or 11.1% drop in passenger revenue.  During the quarter, Aero Republica’s capacity (ASMs) increased 0.6%, while traffic (RPMs) increased 7.0%, resulting in a load factor of 66.8% or 4.0 percentage points above 2Q09.  During the same period, however, passenger yields decreased 16.9%, mainly as a result of a more competitive environment in the Colombian domestic market, which resulted in an 11.6% decline in PRASM.

Operating expenses

For 2Q10, consolidated operating expenses increased 12.5% to US$270.9 million, representing operating cost per available seat mile (CASM) of 10.6 cents.  CASM, excluding fuel costs, increased 4.3% from 7.1 cents in 2Q09 to 7.4 cents in 2Q10. Compared to 1Q09, however, CASM excluding fuel decreased 0.9%.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 2Q10, aircraft fuel totaled US$82.6 million, a US$13.7 million or 19.9% increase over aircraft fuel of US$68.9 million in 2Q09. This increase was primarily a result of a 16.0% increase in the average price per gallon of jet fuel (including into plane costs and realized hedges), which averaged US$2.37 in 2Q10, as compared to US$2.04 in 2Q09, and a 3.2% increase in gallons consumed resulting from increased capacity.  This average price per gallon of jet fuel for 2Q10 includes a $0.6 million fuel hedge gain, compared to a US$12.8 fuel hedge loss in 2Q09. Excluding the effect of fuel hedge gains and losses for both periods fuel prices increased 42.5%, from US$1.66 per gallon in 2Q09 to US$2.38 in 2Q10.

Salaries and benefits. For 2Q10, salaries and benefits totaled US$43.0 million, a 12.4% increase over salaries and benefits of US$38.2 million in 2Q09. This increase was mostly a result of a stronger Colombian currency and an overall increase in operating headcount to support additional capacity to be deployed during the second half of 2010.

Passenger servicing. For 2Q10, passenger servicing totaled US$28.2 million, a 12.4% increase over passenger servicing of US$25.1 million in 2Q09. This increase was primarily a result of an increase in passengers carried.

Commissions. For 2Q10, commissions totaled US$12.2 million, a 4.3% decline from commissions of US$12.7 million in 2Q09. This decline resulted from a lower average commission rate, offset by a higher passenger revenue base.

Reservations and sales. Reservations and sales totaled US$13.5 million, a 2.3% increase over reservation and sales of US$13.1 million in 2Q09. This increase was primarily a result of more passengers carried, partially offset by lower average global distribution system rates.

Maintenance, material and repairs. For 2Q10, maintenance, material and repairs totaled US$23.7 million, a 9.9% increase over maintenance, material and repairs of US$21.6 million in 2Q09. This increase was primarily a result of more departures and the timing of certain events.

Depreciation. Depreciation totaled US$13.2 million in 2Q10, a 10.3% increase over depreciation of US$12.0 million in 2Q09. This increase was primarily driven by the depreciation of additional aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 9.9% from US$34.4 million in 2Q09 to US$37.8 million in 2Q10, primarily as a result of increased capacity.

Other. Other expenses totaled US$16.8 million in 2Q10, reflecting an increase of US$1.9 million.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 10.5% to US$215.5 million from US$195.0 million in 2Q09.  Operating expenses per available seat mile increased 4.4% to 10.0 cents in 2Q10 from 9.5 cents in 2Q09.  Excluding fuel costs, operating expenses per available seat mile increased 2.7% from 6.7 cents in 2Q09 to 6.9 cents in 2Q10.

Aircraft fuel. For 2Q10, aircraft fuel totaled US$66.6 million, a 14.9% increase over aircraft fuel of US$58.0 million in 2Q09. This increase was primarily a result of a 10.2% increase in the average price per gallon of jet fuel (including into plane costs and realized hedges), which averaged US$2.34 in 2Q10 as compared to US$2.12 in 2Q09, and a 4.1% increase in gallons consumed resulting from increased capacity.  This average price per gallon of jet fuel for 2Q10 includes a $0.5 million fuel hedge gain compared to a US$12.4 fuel hedge loss in 2Q09.  Excluding the effect of fuel hedge gains and losses for 2Q10 and 2Q09, fuel prices increased 41.3% from US$1.67 per gallon in 2Q09 to US$2.35 in 2Q10.

Salaries and benefits. For 2Q10, salaries and benefits totaled US$33.6 million, a 10.6% increase over salaries and benefits of US$30.4 million in the same period in 2009. This increase was mainly a result of an overall increase in operating headcount to support capacity expansion during the second half of 2010.

Passenger servicing. Passenger servicing totaled US$23.2 million for 2Q10, a 10.5% increase over passenger servicing of US$21.0 million in 2Q09.  This increase was primarily the result of an increase in passengers carried.

Commissions. Commissions totaled US$10.7 million for 2Q10, a 15.5% increase over commissions of US$9.3 million in 2Q09. This increase was primarily a result of a higher passenger revenue base.

Reservations and sales. Reservations and sales totaled US$9.7 million, a 5.3% decrease over reservation and sales of US$10.2 million in 2Q09. This decrease was primarily a result of lower average global distribution system rates.

Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$20.0 million in 2Q10, a 12.0% increase over maintenance, materials and repairs of US$17.9 million in 2Q09. This increase resulted from increased capacity and the timing of certain events.

Depreciation. Depreciation totaled US$11.5 million in 2Q10, a 4.8% increase over depreciation of US$11.0 million in 2Q09.  This increase was primarily driven by the depreciation of additional aircraft and spares.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 8.5% from US$25.7 million in 2Q09 to US$27.9 million in 2Q10, primarily as a result of additional capacity.

Other. Other expenses increased US$0.7 million from US$11.6 million in 2Q09 to US$12.3 million in 2Q10.

Aero Republica operating expenses

Aero Republica’s operating expenses increased 24.6% to US$59.1 million in 2Q10 from US$47.5 million in 2Q09.  Operating expenses per available seat mile (CASM) increased 23.9% to 15.0 cents in 2Q10 from 12.1 cents in 2Q09.  CASM, excluding fuel costs, increased 17.3% from 9.3 cents in 2Q09 to 10.9 cents in 2Q10, mainly due to the strength of the Colombian currency and higher passenger related expenses.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a loss of US$10.4 million in 2Q10, compared to a US$21.5 million gain in 2Q09.

Interest expense.  Interest expense totaled US$7.5 million in 2Q10, a 12.2% decrease from interest expense of US$8.5 million in 2Q09, primarily as a result of lower rates on variable rate debt.

Interest income. Interest income totaled US$1.1 million, a 48.0% decline from interest income of US$2.2 million in 2Q09, mostly as a result of lower interest rates.

Other, net.  Other net totaled a loss of US$4.1 million in 2Q10, mainly related to a US$8.6 million non-cash charge related to the mark-to-market of fuel hedge contracts.

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 152 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean. In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines' Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, Aero Republica has direct daily flights to Caracas, Venezuela from the cities of Bogota and Medellin.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%	Unaudited	%
	2Q10	2Q09	Change	1Q10	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,430	1,270	12.6%	1,491	-4.1%
Revenue passengers miles (RPMs) (mm)	1,871	1,676	11.7%	2,005	-6.7%
Available seat miles (ASMs) (mm)	2,559	2,438	5.0%	2,507	2.1%
Load factor	73.1%	68.7%	4.4 p.p.	80.0%	-6.9 p.p.
Break-even load factor	64.9%	59.7%	5.2 p.p.	62.7%	2.2 p.p.
Yield (cents)	15.2	15.6	-2.5%	15.9	-4.3%
RASM (cents)	11.9	11.4	4.1%	13.4	-11.3%
CASM (cents)	10.6	9.9	7.1%	10.5	0.4%
CASM - excl. fuel (cents)	7.4	7.1	4.3%	7.4	-0.9%
Fuel gallons consumed (mm)	34.8	33.7	3.2%	34.6	0.6%
Average price of Fuel - Net of Hedges (US$)	2.37	2.04	16.0%	2.26	4.8%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,607	1,429	12.5%	1,723	-6.7%
Available seat miles (ASMs) (mm)	2,164	2,045	5.8%	2,108	2.7%
Load factor	74.2%	69.9%	4.4 p.p.	81.7%	-7.5 p.p.
Break-even load factor	61.3%	60.8%	0.5 p.p.	60.0%	1.3 p.p.
Yield (US$ cents)	14.8	14.7	1.3%	15.4	-3.4%
RASM (cents)	11.8	10.9	8.3%	13.3	-11.0%
CASM (cents)	10.0	9.5	4.4%	9.9	0.5%
CASM - excl. fuel (cents)	6.9	6.7	2.7%	6.9	-0.7%
Fuel gallons consumed (mm)	28.4	27.3	4.1%	28.2	0.8%
Average price of Fuel - Net of Hedges (US$)	2.34	2.12	10.2%	2.23	4.7%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	264	247	7.0%	282	-6.3%
Available seat miles (ASMs) (mm)	395	393	0.6%	399	-1.0%
Load factor	66.8%	62.8%	4.0 p.p.	70.5%	-3.7 p.p.
Break-even load factor	82.5%	60.8%	21.7 p.p.	73.7%	8.8 p.p.
Yield (cents)	17.6	21.2	-16.9%	19.3	-8.6%
RASM (cents)	12.9	14.4	-10.0%	14.7	-12.3%
CASM (cents)	15.0	12.1	23.9%	14.9	0.7%
CASM - excl. fuel (cents)	10.9	9.3	17.3%	11.0	-1.0%
Fuel gallons consumed (mm)	6.4	6.4	-0.5%	6.4	-0.6%
Average price of Fuel - Net of Hedges (US$)	2.51	1.70	47.5%	2.38	5.3%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	2Q10	2Q09	Change	1Q10	Change
Operating Revenues
Passenger Revenue	285,019	261,743	8.9%	319,062	-10.7%
Cargo, mail and other	18,382	15,896	15.6%	16,129	14.0%
Total Operating Revenue	303,401	277,639	9.3%	335,191	-9.5%

Operating Expenses
Aircraft fuel	82,613	68,889	19.9%	78,155	5.7%
Salaries and benefits	42,970	38,223	12.4%	42,490	1.1%
Passenger servicing	28,239	25,129	12.4%	29,432	-4.1%
Commissions	12,160	12,700	-4.3%	13,777	-11.7%
Reservations and sales	13,453	13,149	2.3%	14,149	-4.9%
Maintenance, material and repairs	23,697	21,559	9.9%	20,241	17.1%
Depreciation	13,203	11,966	10.3%	12,627	4.6%
Flight operations	16,492	15,071	9.4%	15,942	3.5%
Aircraft rentals	11,189	11,487	-2.6%	12,069	-7.3%
Landing fees and other rentals	10,080	7,798	29.3%	9,326	8.1%
Other	16,833	14,917	12.8%	16,157	4.2%
Total Operating Expense	270,929	240,888	12.5%	264,365	2.5%

Operating Income	32,473	36,751	-11.6%	70,826	-54.2%

Non-operating Income (Expense):
Interest expense	(7,482)	(8,520)	-12.2%	(7,072)	5.8%
Interest capitalized	0	233	-100.0%	0	-
Interest income	1,149	2,211	-48.0%	1,296	-11.3%
Other, net	(4,101)	27,602	-114.9%	(21,393)	-80.8%
Total Non-Operating Income/(Expense)	(10,434)	21,526	-148.5%	(27,169)	-61.6%

Income before Income Taxes	22,039	58,277	-62.2%	43,657	-49.5%

Provision for Income Taxes	3,425	3,115	10.0%	6,931	-50.6%

Net Income	18,614	55,162	-66.3%	36,726	-49.3%

EPS - Basic and Diluted	0.42	1.26	-66.3%	0.84	-49.3%
Shares - Basic and Diluted	43,982,983	43,946,321	0.1%	43,977,696	0.0%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)	June 30,	March 31,	June 30,
	2010	2010	2009
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	$197,557	$257,610	$298,479
Short-term investments	155,663	97,038	87,544
Total cash, cash equivalents and short-term investments	353,220	354,648	386,023

Accounts receivable, net of allowance for doubtful accounts	99,762	90,386	80,035
Accounts receivable from related parties	2,431	2,140	3,218
Expendable parts and supplies, net of allowance for obsolescence	27,750	26,228	22,481
Prepaid expenses	31,331	29,254	27,207
Other current assets	5,769	12,921	3,835
Total Current Assets	520,263	515,577	522,799

Long-term investments	6,145	6,429	8,293

Property and Equipment:
Owned property and equipment:
Flight equipment	1,623,718	1,525,904	1,428,433
Other equipment	64,678	63,310	59,728
	1,688,396	1,589,214	1,488,161
Less: Accumulated depreciation	(243,524)	(230,524)	(198,324)
	1,444,872	1,358,690	1,289,837
Purchase deposits for flight equipment	164,551	175,699	122,364
Total Property and Equipment	1,609,423	1,534,389	1,412,201

Other Assets:
Net pension asset	2,022	1,844	1,832
Goodwill	25,442	25,282	22,588
Intangible asset	37,304	37,070	33,119
Other assets	39,911	41,630	32,738
Total Other Assets	104,679	105,826	90,277
Total Assets	$2,240,510	$2,162,221	$2,033,570

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$145,085	$113,792	$157,040
Accounts payable	47,840	45,823	49,552
Accounts payable to related parties	7,415	9,693	6,771
Air traffic liability	193,831	164,105	157,056
Taxes and interest payable	46,112	46,167	39,346
Accrued expenses payable	42,332	42,712	39,902
Other current liabilities	13,134	9,501	20,970
Total Current Liabilities	495,749	431,792	470,637

Non-Current Liabilities:
Long-term debt	836,116	793,157	791,612
Post employment benefits liability	2,630	2,590	2,208
Other long-term liabilities	14,748	14,314	11,158
Deferred tax liabilities	14,131	14,056	9,839
Total Non-Current Liabilities	867,625	824,117	814,817

Total Liabilities	1,363,373	1,255,909	1,285,454

Shareholders' Equity:
Class A - 32,656,660 shares issued and outstanding	22,291	22,291	20,858
Class B - 10,938,125 shares issued and outstanding	7,466	7,466	8,722
Additional paid in capital	21,283	19,904	16,009
Retained earnings	825,944	855,238	704,523
Accumulated other comprehensive income (loss)	153	1,411	(1,996)
Total Shareholders' Equity	877,137	906,310	748,116
Total Liabilities and Shareholders' Equity	$2,240,510	$2,162,219	$2,033,570

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted Operating Income, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable U.S. GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable U.S. GAAP measures:

Reconciliation of Net Income
Excluding Special Items	2Q10	2Q09	1Q10

Net income as Reported	$18,614	$55,162	$36,726

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	8,602	(27,069	372
Other special items, net (2)	(965)	-	19,828
Adjusted Net Income	$26,251	$28,093	$56,926

Shares used for Computation (in thousands)	43,983	43,946	43,978

Adjusted EPS	0.60	0.64	1.29

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	2Q10	2Q09	1Q10

Operating Costs per ASM as Reported	10.6	9.9	10.5
Aircraft fuel per ASM	(3.2)	(2.8)	(3.1)
Operating Costs per ASM excluding fuel	7.4	7.1	7.4

FOOTNOTES:

(1)
Includes unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 2Q10 and 1Q10 the Company recorded unrealized fuel hedge losses of US$8.6 million and US$0.4 million, respectively.  For 2Q09 the Company recorded an unrealized fuel hedge gain of US$27.1 million.

(2)	Other Special items include for 1Q10 a US$19.8 million charge related to the devaluation of the Venezuelan currency and for 2Q10 a US$1.0 million gain related to prior period adjustments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 8/11/2010
	By:	/s/ Victor Vial
	Name:	Victor Vial
	Title:	CFO